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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Edgar Online, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

 (Title of Class of Securities)

279765101

(CUSIP Number)

Midwood Capital Management LLC
Attn: David E. Cohen
575 Boylston St.
4th Floor
Boston, MA 02108
617-224-1751

With a copy to:

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 279765101	13D	Page 2 of 10 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David E. Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially	7.	Sole Voting Power
Owned by Each Reporting	8.	Shared Voting Power 1,443,727
Person With	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,443,727
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,727
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 279765101	13D	Page 3 of 10 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ross D. DeMont
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially	7.	Sole Voting Power
Owned by Each Reporting	8.	Shared Voting Power 1,443,727
Person With	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,443,727
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,727
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 279765101	13D	Page 4 of 10 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Management LLC I.R.S. Identification No. 14-1885029
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7.	Sole Voting Power 1,443,727
Owned by Each Reporting	8.	Shared Voting Power
Person With	9.	Sole Dispositive Power 1,443,727
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,727
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 279765101	13D	Page 5 of 10 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners, L.P. I.R.S. Identification No. 27-0060548
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7.	Sole Voting Power 924,002
Owned by Each Reporting	8.	Shared Voting Power
Person With	9.	Sole Dispositive Power 924,002
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 924,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 279765101	13D	Page 6 of 10 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners QP, L.P. I.R.S. Identification No. 42-1657728
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7.	Sole Voting Power 519,725
Owned by Each Reporting	8.	Shared Voting Power
Person With	9.	Sole Dispositive Power 519,725
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 519,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 279765101	13D	Page 7 of 10 Pages

The joint statement on Schedule 13D as filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC (“Capital”), Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., (who are collectively referred to as the “Reporting Persons”) in respect of the Common Stock, $.01 par value per share, of Edgar Online, Inc., a Delaware corporation, is hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds or Other Consideration

The purchases of an aggregate of 1,443,727 shares of Common Stock by the Reporting Persons were for a total purchase price of $3,431,703.35. All purchases of Common Stock by the Reporting Persons were conducted using cash from the Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and collectively with LP, the “Funds”). The shares of Common Stock held by each of the Funds were held in margin accounts which from time to time may have incurred debit balances. Since other securities were held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

Item 5.    Interest in Securities of the Issuer

(a)    In the aggregate, the Reporting Persons beneficially own 1,443,727 shares of the Common Stock of the Issuer, representing approximately 5.5% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 924,002 shares of the Common Stock, representing approximately 3.5% of the class, (ii) QP beneficially owns 519,725 shares of the Common Stock, representing approximately 2.0% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 1,443,727 shares of the Common Stock of the Issuer representing approximately 5.5% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 26,402,915 shares of the Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended June 30, 2008.

(c)    The following transactions in the Common Stock were conducted by Reporting Persons since the date of the most recent amendment to this Schedule 13D:

Person	Date	No. of Shares Purchased/(Sold)	Purchase/(Sale) Price Per Share
Midwood Capital Partners, L.P.	9/22/2008	(100)	($2.1600)
	9/25/2008	(8,212)	($2.2432)
	10/3/2008	(13,950)	($2.1005)
	10/6/2008	(17,781)	($1.9065)
	10/7/2008	(7,695)	($1.8224)
	10/8/2008	(40,494)	($1.5868)
	10/9/2008	(1,993)	($1.5500)
	10/10/2008	(4,156)	($1.5706)
	10/13/2008	(72,224)	($1.5060)
	10/14/2008	(4,288)	($2.1097)
	10/14/2008	(8,465)	($1.6253)
	10/15/2008	(33,691)	($1.6011)

CUSIP No. 279765101	13D	Page 8 of 10 Pages

Midwood Capital Partners QP, L.P.	9/25/2008	(6,888)	($2.2432)
	10/3/2008	(4,407)	($2.1005)
	10/6/2008	(12,919)	($1.9065)
	10/7/2008	(3,605)	($1.8224)
	10/8/2008	(22,616)	($1.5868)
	10/9/2008	(1,007)	($1.5500)
	10/10/2008	(2,084)	($1.5706)
	10/13/2008	(40,576)	($1.5060)
	10/14/2008	(2,412)	($2.1097)
	10/14/2008	(4,636)	($1.6253)
	10/15/2008	(18,831)	($1.6011)

Each of the above listed transactions was conducted in the ordinary course of business via ordinary brokerage transactions on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to a Joint Filing Agreement dated January 17, 2006, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.

Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 279765101	13D	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2008

MIDWOOD CAPITAL PARTNERS, L.P.

By:	Midwood Capital Management, LLC General Partner

By:	/s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL PARTNERS QP, L.P.

By:	Midwood Capital Management, LLC General Partner

By:	/s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ David E. Cohen
David E. Cohen
Manager

CUSIP No. 279765101	13D	Page 10 of 10 Pages

DAVID E. COHEN

By:	/s/ David E. Cohen
David E. Cohen

ROSS D. DEMONT

By:	/s/ Ross D. DeMont
Ross D. DeMont